Mail Stop 4561


								September 8, 2005


By U.S. Mail and facsimile to 740-435-2021

Mark A. Severson
Chief Financial Officer
Camco Financial Corporation
6901 Glenn Highway
Cambridge, Ohio  43725

Re:	Camco Financial Corporation
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 000-25196

Dear Mr. Severson:

      We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures, page 75

1. In light of your disclosure on page 37 that management concluded that the company`s internal control over financial reporting was not effective as of December 31, 2004, please tell us and revise your Form 10-K disclosures if necessary to describe the basis for the officers` conclusions that the company`s disclosure controls and procedures were effective as of December 31, 2004. Refer to paragraph D of SEC Release No. 33-8238.

* * * * *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3449 if you have questions regarding our comment on the financial statements and related matters.


      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief

Mark A. Severson
Camco Financial Corporation
September 8, 2005
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